Carthew Bay Technologies Advances First $1 Million of Secured Debenture Financing in Proposed Reverse Takeover Transaction

TORONTO, ONTARIO, CANADA, February 5, 2008 - Carthew Bay Technologies Inc. (OTC Bulletin Board - CWBYF) (the “Company” or “CBT”), formerly Astris Energi Inc., announced today that it advanced the first $1 million in respect of the secured debenture financing for Colorep Inc. (“Colorep”) on February 1, 2008. This tranche is the initial advance of a total $2 million financing contemplated in the previously announced Letter of Intent (“LOI”) with Colorep, to be followed by a transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

There are a number of conditions precedent to both the advance of the second $1 million tranche and completion of the RTO. Colorep has satisfied several of these conditions including the completion of the Transprint USA Inc. acquisition. The significant remaining condition to CBT advancing the second tranche of an additional $1 million is the completion of the definitive share exchange agreement between CBT and Colorep, which CBT expects will occur within the next 45 days. Thereafter, CBT anticipates that it will convene a shareholders meeting in late spring to amongst other things, seek shareholder approval for the transaction.

“This transaction represents an attractive opportunity for shareholders of Carthew Bay Technologies to participate in the growing field of clean/sustainable technologies” said Michael Liik, CBT’s President and CEO. He went on to say: “We will be part of a paradigm shift in the way that man-made fabrics and textiles are dyed, enabling cost competitive, environmentally-friendly domestic production”.

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home décor markets. Colorep provides these services to companies through its wholly-owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep’s technology encompass a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye™ technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep (“Transprint”) (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint’s products include Transwide™, a patented, exclusive product providing transfer-printing paper up to 126" (320cms) and Transeeze™, a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries. Notes on Forward-Looking Statements

181 Bay Street, Suite 2500, Toronto, Ontario, Canada M5J 2T7     Tel: (416) 307-4015     Fax: (416) 365-1719
www.carthewbaytechnologies.com     E-mail: mliik@carthewbaytechnologies.com

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT’s management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT’s control. Such risks include those detailed in CBT’s filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Michael Liik
President & CEO
Ph: 416-307-4015
Fx: 416-365-1719
Carthew Bay Technologies Inc.

181 Bay Street, Suite 2500, Toronto, Ontario, Canada M5J 2T7     Tel: (416) 307-4015     Fax: (416) 365-1719
www.carthewbaytechnologies.com     E-mail: mliik@carthewbaytechnologies.com